December 22, 2005

Jason Wynn, Esq.
Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, NW
Washington, D.C. 20549-0405

VIA EDGAR

Dear Mr. Wynn:

On behalf of Grandview Gold Inc. (the “Company”), I hereby submit Amendment No. 4 to the Company’s Registration Statement on Form 20-F, dated December 22, 2005, reflecting the corrected auditors consent.

Please call if you have any questions.

Please acknowledge receipt by stamping the enclosed copy of this letter and returning it in the self-addressed envelope enclosed.

Sincerely,

Raymond Pecoskie
President, CEO

RP/cs

::encls

360 Bay Street, Suite 500	Phone: 416-409-8245
Toronto, Ontario, M5H 2V6	Email: info@grandviewgold.com